Mail Stop 4561

May 23, 2007

Wilson Cheung
President
China Multimedia Inc.
Rm 1901-2, Lucky Building
39 Wellington Street
Central, Hong Kong

Re: **China Multimedia Inc.**
        Amendment No. 1 to Form 10-SB
        Filed on April 25, 2007
        File No. 0-52388

Dear Mr. Cheung:

        We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis or Plan of Operation, page 10

Critical Accounting Policies, page 11

Revenue Recognition, page 11

1.   We have read your disclosure provided in response to prior comment 8 and note that revenue is recognized when a contract is signed between CMI's client and the

client successfully introduced by CMI. Please advise us and revise your disclosure to clarify how you have determined that your policy complies with SAB 101, as amended by SAB 104. In addition, please expand your disclosure to discuss the manner in which revenue will be recognized under fee sharing arrangements with freelance designers and your service agreement with DNAF.

Form 10-QSB/A filed February 16, 2007

Certifications, Exhibits 31.1 and 31.2

2.   Please revise to include the latest form of certification as last amended June 2003 and effective August 2003. Refer to Item 601(b)(31) of Regulation S-B.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Rachel Zablow, Accountant, at (202) 551-3428 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

                                                Sincerely,

                                                Elaine Wolff
                                                Legal Branch Chief